JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

28th July 2004
For immediate release

[redacted]

Jardine Lloyd Thompson Group plc
Unaudited Interim Results for the Six Months to 30th June 2004

The following press release was issued today by the Company's 32%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

dlw 8/9

28th July 2004

JARDINE LLOYD THOMPSON GROUP plc

UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS TO 30th JUNE 2004

Jardine Lloyd Thompson Group plc ("JLT") today announces interim results for the six months ended 30th June 2004.

Financial Highlights

• **Turnover £243.1million (2003: £225.1 million)**	**up 8.0%**
• **Trading profit £59.6 million (2003: £56.3 million)**	**up 5.8%**
• **Profit before tax, exceptional items and goodwill amortisation £68.1 million (2003: £66.1 million)**	**up 3.1%**
• **Profit before tax £63.8 million (2003: £64.3 million)**	**down 0.8%**
• Diluted earnings per share (before exceptional items and goodwill amortisation) 22.0p (2003: 21.6p)	up 1.9%
• Diluted earnings per share 20.0p (2003: 20.7p)	down 3.4%
• Interim dividend per share at 8.5p	unchanged

Note: 1. Trading profit is defined as turnover less operating expenses, excluding exceptional items and goodwill amortisation
2. Reported figures for 2004 reflect adoption of new accounting standards as set out in note 2 on pages 11 & 12 and 2003 figures have been restated accordingly.

Operational Highlights

- **Risk & Insurance Group**
- Revenue increase of 10% (13% at constant rates of exchange) and trading margin of 30%. The underlying business remains strong with continued investment in people and acquisitions.
- Excellent revenue growth from UK and Australasian retail and US specialty retail businesses.
- **Employee Benefits Group**
- Good new business wins, especially in the UK, and improved trading margin from 10% to 13%.

Steve McGill, Chief Executive of Jardine Lloyd Thompson Group, commented:

"These results demonstrate the resilience of JLT. Notwithstanding a weak dollar and a changing reinsurance environment, JLT's underlying business has performed well. We have invested significantly and see continued opportunities to strengthen our position in the markets in which we trade and view the future with confidence."

Enquiries:

Steve McGill, Chief Executive George Stuart-Clarke, Finance Director	Jardine Lloyd Thompson Group	020 7528 4444
Rupert Younger Julius Duncan	Finsbury Group	020 7251 3801

FULL RELEASE FOLLOWS:

CHAIRMAN'S STATEMENT

Report to Shareholders

Results and Dividend

At the time of JLT's preliminary results announcement on 23rd February 2004, we indicated that if the US dollar continued at its then current levels it would inevitably have an impact on our reported results. In addition, we highlighted that the changing reinsurance environment would affect our results, particularly in the first half of 2004; that the benefits from recent recruitments and bolt-on acquisitions would become more apparent in the second half of 2004; and, that overall, 2004 would be a year of transition for Risk Solutions as the business is repositioned.

Against this background, it is very pleasing to report that the Group has made encouraging progress in the first half of the year both in terms of its results and building the business for the future.

For the six months to 30th June 2004, brokerage and fees grew by 8% to £243.1 million, trading profit by 5.8% to £59.6 million, and profit before tax, exceptional items and goodwill amortisation increased by 3.1% to £68.1 million. Profit before tax declined by 0.8% to £63.8 million.

The results for the first half of 2004 and prior year comparatives are subject to a number of adjustments to reflect the implementation of new accounting standards as detailed in note 2 on pages 11 and 12. One of the effects of the change in policy for revenue recognition is to increase the proportion of revenue recognised in the first half and therefore to increase the trading margin in the first half at the expense of the second. This is particularly relevant to Risk Solutions.

The Board has declared an unchanged interim dividend of 8.5p per share to be paid on 11th October 2004 to shareholders on the register on 3rd September 2004. This reflects the Board's policy of broadly aligning dividend growth with growth in earnings.

Operational Review

The Group achieved an 8% increase in turnover compared with the first six months of 2003 which at constant rates of exchange was an increase of 11%.

The Group's trading profit was £59.6 million, an increase of 5.8%, 12% at constant rates of exchange, producing an expense ratio of 75%, unchanged from 2003 on an adjusted basis.

Risk & Insurance Group

Risk & Insurance revenue for continuing operations increased by 10% to £202.9 million, 13% at constant rates of exchange, with trading margins reduced from 32% to 30% compared to the same period in 2003, again on an adjusted basis.

This result reflects a good performance from our core businesses and at the same time the impact of the weaker US dollar and reduced reinsurance revenues within Risk Solutions.

Risk Solutions' revenue increased by 3% to £115.9 million for the period (6% at constant rates of exchange), whilst the trading margin reduced from 38% to 36%. This result was achieved despite a reduction of reinsurance revenues in the first half of some £6 million and the negative impact of the weaker US dollar estimated to be a further £4 million. Without these two items, revenue growth would have been more in line with historic levels, underlining the continuing strength of the business. This is evidenced by good performances from our operations in Industry Risks, Global Liability, Risk Finance and our Bermudian broking operation. Other areas such as Marine and Energy have found trading conditions more challenging, particularly Energy and Agnew Higgins Pickering, where significant rate reductions have been seen.

Strong performances were also achieved by our new Aviation and expanded Property teams and whilst the investment in these areas has impacted margins in the short term, the benefits from these investments will begin to be seen in the second half of 2004 and into 2005 and beyond.

Australia and New Zealand again produced outstanding results with revenue increasing by 18%, 10% at constant rates of exchange. The trading margin also improved from 34% to 36% and good new business wins and penetration were achieved on all fronts.

Our UK & Ireland Risk & Insurance business, which focuses on the mid-market retail sector again showed good growth with revenues increasing by 22%, whilst the trading margin improved from 16% to 18%.

Our Asian operations saw revenues reduce by 9%, although at constant rates of exchange revenues grew by 1%. The effects of a soft market have been more pronounced in Asia, where a larger proportion of our business is commission based. The effect of this, combined with a slow down in new business has impeded results in the first half and the trading margin has reduced from 27% to 22%. However, the position is expected to improve in the second half with a number of significant new wins already secured in July.

JLT USA, which comprises our specialty retail and reinsurance businesses has made excellent progress in the first half of 2004 with revenues increasing from £4.7 million to £12.4 million. Whilst our US reinsurance business has had a difficult first half, Capital Risk has achieved excellent growth in its specialty areas, including the life, accident and health business, acquired from HCC at the end of 2003. This acquisition has performed very well, achieving good organic growth and meeting our expectations.

Our operations in Canada and Brazil performed satisfactorily in the first half of 2004 and we

Our French associate SIACI has continued to achieve good results in the first half of 2004, with an increased contribution to Group pre tax profits, up 15% to £3.3 million.

Insurance market

The insurance market has softened in the first half of 2004 and whilst we described the market as being in a state of fragile stability in February, today we see it as more fragile and less stable, with increasing competition being seen particularly from new markets with no legacy exposure. Rapid softening is occurring in certain sectors of the market, particularly Energy and Property, and reductions are also being seen in the liability markets although to a lesser degree. Notwithstanding this, we remain of the view that the soft market may be less pronounced than in the past with lower expectations for investment returns requiring better pure underwriting results.

Employee Benefits Group

The Employee Benefits Group has continued to make good progress in the first half of 2004. Whilst revenue for the period was up 1% overall to £39.0 million (5% at constant rates of exchange), there has been good growth in revenue in the UK and the trading margin has improved from 10% to 13%.

Our UK EB business has continued to perform well. Revenues increased by 8% in the first half and we expect that this revenue growth will accelerate in the second half. The trading margin has also increased from 11% to 14%, the combined effect of the increase in revenue and improved trading margin resulting in a 37% increase in trading profit.

It remains our objective to grow our UK EB business substantially. Although we remain interested in making acquisitions, and have examined a number of possibilities any proposal must represent true value to JLT. We are well positioned in what is an evolving market, providing pensions advisory services and administration skills and will continue to remain alert to new opportunities to achieve our strategic objectives.

The new business already achieved and in the pipeline should fuel double-digit growth this year and provides a strong foundation for the future. Most recently, a significant contract was secured with Friends Provident. This is the largest contract we have won to date with anticipated annual revenues in excess of £3 million and during the first half of this year a number of other smaller contracts were also won. Our goal is to achieve a 15% trading margin for this business and we are on target to achieve this goal by the end of the year.

Whilst reported revenues in the US employee benefits business declined 11% over the period, at constant rates of exchange they showed a marginal increase and this was accompanied by a further improvement in the trading margin to 12%. Work continues on developing new income streams for this business including the development of administrative and claims services.

Foreign Exchange and Interest Rate Exposures

The Group continues its prudent approach to managing both foreign exchange and interest rate exposures. As at 30th June 2004 some 80% of 2004 US dollar revenue expected to arise in the UK has been hedged at an average rate of $1.49, while for 2005 48% has been hedged at $1.61.

For the six months to 30th June 2004 interest earnings fell by 25% due almost entirely to the impact of lower interest rates. Certain interest rate hedges had been put in place to mitigate the impact of falling interest rates in the current year and for the second half of 2004 the Group has covered 23% of its estimated US dollar interest earnings at an average rate of 2.5% and 42% of estimated Sterling interest earnings at 3.8%. In expectation of rising rates no hedges have been put in place for 2005.

Latin America

At the time of our results announcement in February 2004, we advised that JLT was in exclusive discussions with Heath Lambert Holdings ("HLH") regarding the possible acquisition of its majority shareholdings in certain of its insurance and reinsurance broking companies in Latin America.

In a separate announcement made today, we have now confirmed we have entered into agreements to acquire certain of HLH's majority shareholdings in their Colombian and Peruvian insurance and reinsurance businesses and in addition to assume the interests of Heath Mexico in a newly formed company.

At the same time, we will enter into exclusive production agreements with what will become HLH's former operations in Venezuela and we also intend to develop our business in Brazil and other territories in the future. These transactions give us a significant and high quality presence in Latin America.

We see great potential for the Group to build on its newly acquired interests to develop its position in the region. Joining forces with JLT will help our new colleagues win business in specialist industry sectors where we have dominant positions such as energy, telecommunications and construction and will enable us to promote our more traditional wholesale skills into this important market.

Group Strategy

As previously noted, Risk Solutions is in a period of transition. It has grown from its wholesale roots to become a much larger business encompassing wholesale, retail and reinsurance. As the scale of our business has increased, and with our ambitions in the US, it is clear that different strategies are required to maximise the potential of each business stream. Consequently, by the end of this year, subject to FSA approval, we plan to have created a new and separately branded company led by John Lloyd which will have a specific

focus on business produced from independent retail sources, particularly in the USA. Risk Solutions will continue to develop its position as a leading provider of specialist insurance broking and risk management services to major corporations around the world and this business will be led by Dominic Collins and Mike Hammond. Agnew Higgins Pickering, our Energy specialist will be unaffected by these changes.

In addition, during 2005, and again subject to FSA approval, we intend to transfer reinsurance from Risk Solutions into a separate company with its own dedicated management team. Reinsurance is a high margin business and one in which JLT is underweight. We intend to address that situation by investing substantially in this business in the future.

Prospects

JLT continues to build its business in a highly focused and disciplined manner. Our core wholesale and retail businesses are well established and we believe there is great scope for JLT to increase its market share in its chosen sectors. We will build upon our many market leadership positions and retain the ability to react quickly and decisively to changing market conditions and the evolving needs of our clients.

Looking to the second half of the year, JLT will continue to manage the challenges of the weak dollar and softening insurance market together with our preparations in the UK for FSA regulation next year. Against this background, we remain confident about JLT's trading prospects. Looking out to 2005 and beyond, we anticipate good growth from our major strategic initiatives including our specialist business in the USA and our UK Employee Benefits operation. We also expect that over time, reinsurance will also make a substantial and growing contribution to the Group.

We remain very positive about the long term prospects for JLT and view the future with confidence.

Ken Carter
Chairman
28th July 2004

Jardine Lloyd Thompson Group plc
Consolidated Profit and Loss Account
Unaudited results for the six months ended 30th June 2004

	Notes	2004 £'000	restated (see note 2) 2003 £'000
TURNOVER	4	**243,081**	225,085
Investment income		**6,635**	8,875
Operating Revenue		**249,716**	233,960
Trading expenses		**(183,461)**	(168,744)
Goodwill amortisation		**(3,515)**	(1,752)
Exceptional items	5	**(801)**	-
Operating Expenses		**(187,777)**	(170,496)
Operating Profit		**61,939**	63,464
Share of operating profit in associates		**4,043**	3,623
Interest payable and similar charges		**(2,181)**	(2,786)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	3,4	**63,801**	64,301
Taxation on profit on ordinary activities	6	**(21,299)**	(20,834)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		**42,502**	43,467
Minority interests		**(1,719)**	(2,231)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**40,783**	41,236
Dividends	7	**(17,422)**	(17,007)
RETAINED PROFIT FOR THE PERIOD		**23,361**	24,229
DIVIDEND PER SHARE	7		
Interim		**8.5p**	8.5p
EARNINGS PER SHARE	9		
Basic		**20.2p**	21.1p
Diluted		**20.0p**	20.7p
Basic, excluding exceptional items		**20.5p**	21.1p
Diluted, excluding exceptional items		**20.3p**	20.7p
Basic, excluding exceptional items and goodwill amortisation		**22.2p**	22.0p
Diluted, excluding exceptional items and goodwill amortisation		**22.0p**	21.6p

Jardine Lloyd Thompson Group plc
Consolidated Balance Sheet
Unaudited as at 30th June 2004

	Notes	As at 30th June 2004 £'000	restated (see note 2) As at 30th June 2003 £'000	restated (see note 2) As at 31st Dec 2003 £'000
FIXED ASSETS				
Intangible assets		**115,487**	54,228	114,123
Tangible assets		**28,686**	27,252	28,544
Investments in associated undertakings		**2,272**	9,081	332
Other investments		**499**	1,694	1,759
Employee benefit trusts		**2,015**	2,399	2,197
		148,959	94,654	146,955
CURRENT ASSETS				
Debtors	10	**2,117,161**	2,146,507	1,863,978
Investments and deposits		**270,831**	322,652	387,892
Cash		**104,089**	139,036	113,070
		2,492,081	2,608,195	2,364,940
CREDITORS – amounts falling due within one year	11	**(2,431,140)**	(2,500,212)	(2,264,624)
NET CURRENT ASSETS		**60,941**	107,983	100,316
TOTAL ASSETS LESS CURRENT LIABILITIES		**209,900**	202,637	247,271
CREDITORS – amounts falling due after more than one year	12	**(610)**	(5,589)	(658)
INVESTMENTS IN ASSOCIATED UNDERTAKINGS		**(17,263)**	-	(19,790)
PROVISIONS FOR LIABILITIES AND CHARGES	13	**(36,342)**	(23,587)	(46,718)
PENSION LIABILITY	14	**(62,087)**	(90,468)	(112,785)
MINORITY INTERESTS		**(7,541)**	(5,398)	(5,694)
		86,057	77,595	61,626
CAPITAL AND RESERVES				
Called up share capital		**10,088**	10,041	10,075
Share premium account		**33,164**	30,934	32,442
Profit and loss account		**42,805**	36,620	19,109
SHAREHOLDERS' FUNDS		**86,057**	77,595	61,626

Jardine Lloyd Thompson Group plc
Statement of Group Total Recognised Gains and Losses
Unaudited for the six months ended 30th June 2004

	2004 £'000	restated (see note 2) 2003 £'000
PROFIT FOR THE PERIOD		
Group companies	**39,180**	39,668
Share of associates	**1,603**	1,568
	40,783	41,236
Currency translation differences on foreign currency net investments	**(2,863)**	2,571
TOTAL RECOGNISED GAINS RELATING TO THE PERIOD	**37,920**	43,807
Prior year adjustment (note 2 page 11)	**(105,554)**	-
TOTAL RECOGNISED LOSSES SINCE LAST ANNUAL REPORT	**(67,634)**	-

Reconciliation of Movement in Group Shareholders' Funds
Unaudited for the six months ended 30th June 2004

	2004 £'000	restated (see note 2) 2003 £'000
PROFIT FOR THE PERIOD		
Group companies	**39,180**	39,668
Share of associates	**1,603**	1,568
	40,783	41,236
Dividends	**(17,422)**	(17,007)
Currency translation and other items	**(2,863)**	2,571
Contribution to QUEST (note 8 on page 16)	**26**	(1,885)
New shares issued	**735**	4,097
Shares acquired by Employee Benefit Trust	**-**	(15,969)
Reversal of ESOP amortisation in respect of own shares	**3,172**	2,686
NET MOVEMENT IN SHAREHOLDERS' FUNDS	**24,431**	15,729
OPENING SHAREHOLDERS' FUNDS	**190,496**	153,928
Prior year adjustment (note 2 page 11)	**(128,870)**	(92,062)
CLOSING SHAREHOLDERS' FUNDS	**86,057**	77,595

Jardine Lloyd Thompson Group plc
Consolidated Group Cashflow Statement
Unaudited for the six months ended 30th June 2004

	Notes	6 months to 30th June 2004 £'000	restated (see note 2) 6 months to 30th June 2003 £'000
OPERATING ACTIVITIES			
Net cash inflow from operating activities	15	**5,596**	62,476
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES			
Dividends received from associates		**177**	278
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Interest received		**6,619**	9,855
Interest paid – other loans and finance leases		**(287)**	(157)
Dividends paid to minority shareholders		**(24)**	(12)
TAXATION			
UK corporation tax paid		**(10,186)**	(10,322)
Overseas tax paid		**(4,706)**	(4,644)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets		**(5,595)**	(3,846)
Sales of tangible fixed assets		**338**	335
ACQUISITIONS AND DISPOSALS			
Purchase of investments by employee benefit trusts		**-**	(17,124)
Purchase of subsidiary undertakings	15	**(44,515)**	(5,719)
Net cash acquired with subsidiaries	15	**820**	1
Purchase of fixed asset investments		**(5)**	-
Sale of fixed asset investments		**-**	5
EQUITY DIVIDENDS PAID			
Dividends paid		**(23,782)**	(21,880)
NET CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING		**(75,550)**	9,246
MANAGEMENT OF LIQUID RESOURCES			
Net cash flows out of investments and deposits		**117,068**	2,369
FINANCING			
Issue of ordinary shares	15	**761**	2,212
Movement in debt	15	**21,493**	(4,823)
Increase in cash (excluding insurance broking funds)		**63,772**	9,004
(Decrease)/increase in net insurance broking creditors		**(73,209)**	31,207
Net insurance broking cash at date of acquisition	15	**2,273**	367
(DECREASE)/INCREASE IN CASH IN THE PERIOD	15	**(7,164)**	40,578

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2004

1. Basis of Accounting

The unaudited results for the six months ended 30th June 2004 have been prepared under the historical cost convention using the accounting policies adopted in respect of the year ended 31st December 2003 except as set out in note 2 below.

The financial information for the year ended 31st December 2003 relating to the Group set out above has been extracted from the audited accounts of the Company for that period. Such financial information does not constitute statutory accounts for the Company for that period within the meaning of section 240 of the Companies Act 1985. Consolidated statutory accounts for the Company for that period, upon which the auditors have given an unqualified report and which did not contain any statement under section 237 of the Act, have been delivered to the Registrar of Companies.

2. Restatement of Comparatives

In 2003, following the publication of Financial Reporting Standard 5 Application Note G in November of that year, the Group changed its revenue recognition policy. The impact of this change was to, firstly, accelerate revenue on instalment business to reflect the performance under the contract and secondly, to defer a portion of revenue to recognise post placement contractual obligations. The results published in the audited accounts of the Company for the year ended 31st December 2003 were produced on this revised basis. However, the unaudited results for the six months to 30th June 2003 were produced on the previous basis and are therefore restated below.

During the period the Group has adopted Financial Reporting Standard 17 (Retirement Benefits) (FRS17). The impact of this change is to fully recognise the financial position of its defined benefit pension schemes. Actuarial valuations are updated at 31st December each year. As at the 30th June each year the financial position of the pension schemes are updated to reflect the anticipated FRS17 cost of current and past service, the expected return on post employment scheme assets, the interest on post employment plan liabilities and cash contributions made to the schemes. Details of the last actuarial valuation are disclosed in the audited accounts of the Company for the year ended 31st December 2003.

Following the publication in December 2003 of UITF abstract 17 (revised) - Employee share schemes and UITF abstract 38 - Accounting for ESOP trusts, the Group has adopted the requirements of both abstracts. The impact of these changes is that own shares held by the Employee Benefit Trust are no longer carried as an asset on the Group balance sheet but rather treated as a deduction from shareholders funds via the profit and loss reserve. In addition, the basis of calculating the profit and loss charge for ESOP amortisation has been revised to reflect the share price at date of option grant rather than the average cost price basis previously used. The residual balance shown for the Employee Benefit Trust represents other investments, principally Unit Trusts, held in respect of a deferred compensation scheme.

The effects of restating comparative information and the effect on the results of the current period are summarised below.

	As previously reported £'000	Adoption of FRS 17 £'000	Effect of UITF17 and UITF38 £'000	Effect of Application Note G £'000	**As restated £'000**
Year ended 31st December 2003					
Employee benefit trusts	27,630	-	(25,433)	-	**2,197**
Debtors	1,865,007	(1,029)	-	-	**1,863,978**
Pension liability	-	(112,785)	-	-	**(112,785)**
Provision for liabilities and charges	(57,095)	10,377	-	-	**(46,718)**
Shareholders' funds	190,496	(103,437)	(25,433)	-	**61,626**
Six months to 30th June 2003					
Turnover	216,059	-	-	9,026	**225,085**
Trading expenses	(168,609)	181	(316)	-	**(168,744)**
Interest payable and similar charges	(913)	(1,873)	-	-	**(2,786)**
Profit on ordinary items before taxation	57,283	(1,692)	(316)	9,026	**64,301**
Taxation	(18,078)	-	-	(2,756)	**(20,834)**
Minority interests - profit and loss	(1,492)	-	-	(739)	**(2,231)**
Profit attributable to shareholders	37,713	(1,692)	(316)	5,531	**41,236**
Employee benefit trusts	27,570	-	(25,171)	-	**2,399**
Debtors	1,963,589	-	-	182,918	**2,146,507**
Creditors	(2,322,135)	1,952	-	(180,029)	**(2,500,212)**
Pension liability	-	(90,468)	-	-	**(90,468)**
Provision for liabilities and charges	(29,990)	6,403	-	-	**(23,587)**
Minority interests - balance sheet	(4,809)	-	-	(589)	**(5,398)**
Shareholders' funds	182,579	(82,113)	(25,171)	2,300	**77,595**

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2004

2. Restatement of Comparatives cont'd

	Previous accounting basis £'000	Adoption of FRS 17 £'000	Effect of UITF17 and UITF38 £'000	Effect of Application Note G £'000	**As reported £'000**
Six months to 30th June 2004					
Turnover	231,527	-	-	11,554	**243,081**
Trading expenses	(184,232)	974	(203)	-	**(183,461)**
Interest payable and similar charges	(1,336)	(845)	-	-	**(2,181)**
Profit on ordinary items before taxation	52,321	129	(203)	11,554	**63,801**
Taxation	(17,795)	-	-	(3,504)	**(21,299)**
Minority interests - profit and loss	(1,215)	-	-	(504)	**(1,719)**
Profit attributable to shareholders	33,311	129	(203)	7,546	**40,783**
Employee benefit trusts	24,479	-	(22,464)	-	**2,015**
Debtors	1,941,800	(51,233)	-	226,594	**2,117,161**
Creditors	(2,209,404)	311	-	(222,047)	**(2,431,140)**
Pension liability	-	(62,087)	-	-	**(62,087)**
Provision for liabilities and charges	(46,073)	9,731	-	-	**(36,342)**
Minority interests - balance sheet	(7,263)	-	-	(278)	**(7,541)**
Shareholders' funds	207,530	(103,278)	(22,464)	4,269	**86,057**

	Earnings per share (pence)					
	Basic	Diluted	Basic, excluding exceptional items	Diluted, excluding exceptional items	Basic, excluding exceptional items and goodwill amortisation	Diluted, excluding exceptional items and goodwill amortisation
Six months to 30th June 2003						
As previously reported	19.3	18.9	19.3	18.9	20.2	19.8
Adoption of FRS17	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)
Effect of UITF17 and UITF38	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Effect of Application note G	2.8	2.8	2.8	2.8	2.8	2.8
As restated	21.1	20.7	21.1	20.7	22.0	21.6
Six months to 30th June 2004						
Previous accounting basis	16.5	16.3	16.8	16.6	18.5	18.3
Adoption of FRS17	0.1	0.1	0.1	0.1	0.1	0.1
Effect of UITF17 and UITF38	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Effect of Application note G	3.7	3.7	3.7	3.7	3.7	3.7
As reported	20.2	20.0	20.5	20.3	22.2	22.0

3. *Alternative profit statement*

The format of the profit and loss account on page 7 conforms to the requirements of the Companies Act 1985. The alternative profit statement set out below, which is provided by way of additional information, has been prepared on an alternative basis that conforms more closely to the approach adopted by the Group in assessing its performance.

	2004 £'000	restated (see note 2) 2003 £'000
Turnover	**243,081**	225,085
Trading expenses	**(183,461)**	(168,744)
Trading profit	**59,620**	56,341
Investment income	**6,635**	8,875
Share of operating profit in associates	**4,043**	3,623
Interest payable and similar charges	**(2,181)**	(2,786)
Profit on ordinary activities before taxation, exceptional items and goodwill amortisation	**68,117**	66,053
Goodwill amortisation	**(3,515)**	(1,752)
Profit on ordinary activities before taxation and exceptional items	**64,602**	64,301
Exceptional items	**(801)**	-
Profit on ordinary activities before taxation	**63,801**	64,301

Segmental analysis of trading profit

	2004 £'000	restated (see note 2) 2003 £'000
Risk and Insurance	**61,221**	58,576
Employee Benefits	**5,195**	4,019
Head Office/Other	**(6,796)**	(6,254)
	59,620	56,341

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2004

4. Segmental information

Turnover **30th June 2004** *Geographical analysis by location of operation*	**Risk & Insurance 2004 £'000**	**Employee Benefits 2004 £'000**	**Head Office/Other 2004 £'000**	**Total 2004 £'000**
United Kingdom	**127,260**	**26,574**	**-**	**153,834**
Americas	**25,987**	**11,767**	**1,216**	**38,970**
Australasia	**30,009**	**-**	**-**	**30,009**
Asia	**14,931**	**-**	**-**	**14,931**
Europe	**4,723**	**614**	**-**	**5,337**
	202,910	**38,955**	**1,216**	**243,081**
30th June 2003 (restated see note 2 on page 11) *Geographical analysis by location of operation*	2003 £'000	2003 £'000	2003 £'000	2003 £'000
United Kingdom	121,186	24,591	-	145,777
Americas	17,320	13,150	2,162	32,632
Australasia	25,384	-	-	25,384
Asia	16,390	-	-	16,390
Europe	4,223	679	-	4,902
	184,503	38,420	2,162	225,085

Profit on Ordinary Activities before Taxation

30th June 2004		**United Kingdom 2004 £'000**	**Australasia 2004 £'000**	**Americas 2004 £'000**	**Asia 2004 £'000**	**Europe 2004 £'000**	**Total 2004 £'000**
Risk & Insurance	continuing operations	**44,814**	**10,952**	**1,551**	**3,148**	**1,389**	**61,854**
	associates	**-**	**-**	**-**	**8**	**-**	**8**
	exceptional items	**(738)**	**-**	**-**	**-**	**-**	**(738)**
		44,076	**10,952**	**1,551**	**3,156**	**1,389**	**61,124**
Employee Benefits	continuing operations	**3,307**	**-**	**1,446**	**-**	**176**	**4,929**
	exceptional items	**(63)**	**-**	**-**	**-**	**-**	**(63)**
		3,244	**-**	**1,446**	**-**	**176**	**4,866**
Head Office/Other	continuing operations	**(6,494)**	**-**	**(601)**	**21**	**1,542**	**(5,532)**
	associates	**-**	**-**	**-**	**-**	**3,343**	**3,343**
		(6,494)	**-**	**(601)**	**21**	**4,885**	**(2,189)**
Group Total	continuing operations	**41,627**	**10,952**	**2,396**	**3,169**	**3,107**	**61,251**
	associates	**-**	**-**	**-**	**8**	**3,343**	**3,351**
	exceptional items	**(801)**	**-**	**-**	**-**	**-**	**(801)**
		40,826	**10,952**	**2,396**	**3,177**	**6,450**	**63,801**

4. Segmental information cont'd

30th June 2003 (restated see note 2 on page 11)		United Kingdom 2003 £'000	Australasia 2003 £'000	Americas 2003 £'000	Asia 2003 £'000	Europe 2003 £'000	Total 2003 £'000
Risk & Insurance	continuing operations	45,437	8,953	2,312	4,346	1,275	62,323
	associates	-	-	-	255	-	255
		45,437	8,953	2,312	4,601	1,275	62,578
Employee Benefits	continuing operations	1,964	-	1,323	-	243	3,530
		1,964	-	1,323	-	243	3,530
Head Office/Other	continuing operations	(5,179)	-	(103)	2	567	(4,713)
	associates	-	-	-	-	2,906	2,906
		(5,179)	-	(103)	2	3,473	(1,807)
Group Total	continuing operations	42,222	8,953	3,532	4,348	2,085	61,140
	associates	-	-	-	255	2,906	3,161
		42,222	8,953	3,532	4,603	4,991	64,301

The profit before tax and exceptional items for associates represents the Group share of operating profits of £4,043,000 (2003: £3,623,000) less interest payable of £692,000 (2003: £462,000).

5. Exceptional items

During the period costs amounting to £801,000 (2003: nil) relating to the ongoing integration of acquisitions have been treated as exceptional items.

6. Taxation on profit on ordinary activities

	6 months to 30th June 2004 £'000	restated (see note 2) 6 months to 30th June 2003 £'000
UK Corporation Tax		
Current tax on income for the period	**13,062**	14,528
Deferred Taxation	**375**	(488)
Foreign Tax		
Current tax on income for the period	**5,129**	5,469
Deferred Taxation	**995**	(86)
Tax on share of operating profit in Associates		
Current tax on income for the period	**1,738**	1,413
Deferred Taxation	**-**	(2)
	21,299	20,834
Taxation on profit before exceptional items	**21,540**	20,834
Taxation on exceptional items	**(241)**	-
	21,299	20,834

7. Dividend

The interim dividend of 8.5p per share (2003: 8.5p) is payable on 11th October 2004 to shareholders who are registered at the close of business on 3rd September 2004. The provisional ex-dividend date will be 1st September 2004.

8. Qualifying Employee Share Ownership Trust

During the period the QUEST has allocated 12,129 ordinary shares to employees in satisfaction of options that have been exercised under the Jardine Lloyd Thompson Sharesave Schemes. The exercise proceeds received of £26,000 have been credited by the Company directly to the profit and loss account reserve.

9. Earnings per Share

i) Basic earnings per share are calculated by dividing the profit after taxation and minority interests by the weighted average number of shares in issue.

ii) Diluted earnings per share are calculated by dividing the profit after taxation and minority interests by the adjusted weighted average number of shares in issue.

iii) Basic earnings per share, excluding exceptional items are calculated by dividing the adjusted profit excluding exceptional items by the weighted average number of shares in issue.

iv) Diluted earnings per share, excluding exceptional items are calculated by dividing the adjusted profit excluding exceptional items by the adjusted weighted average number of shares in issue.

v) Basic earnings per share, excluding exceptional items and goodwill amortisation are calculated by dividing the adjusted profit excluding exceptional items and goodwill amortisation by the weighted average number of shares in issue.

vi) Diluted earnings per share, excluding exceptional items and goodwill amortisation are calculated by dividing the adjusted profit excluding exceptional items and goodwill amortisation by the adjusted weighted average number of shares in issue.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2004

9. Earnings per Share cont'd

The weighted average number of shares in issue for 2003 has been calculated after excluding the Group's share of Marot's interest in the share capital of Jardine Lloyd Thompson Group plc, prior to its disposal. Shares held by the Trustees of the Employees' Share Ownership Plan Trust in respect of the Jardine Lloyd Thompson Group Restricted Share Scheme have also been excluded.

The comparative financial information has been restated as explained in note 2 on page11.

	2004 No. of shares	2003 No. of shares
Weighted average number of shares in issue	**201,454,225**	195,577,022
Effect of outstanding share options	**2,219,893**	3,680,972
Adjusted weighted average number of shares	**203,674,118**	199,257,994

	2004			2003 - restated (see note 2)		
Earnings reconciliation	**£'000**	**Basic pence per share**	**Diluted pence per share**	£'000	Basic pence per share	Diluted pence per share
Profit after taxation and minority interests	**40,783**	**20.2**	**20.0**	41,236	21.1	20.7
Exceptional items	**801**			-		
Taxation charge on exceptional items	**(241)**			-		
	560	**0.3**	**0.3**	-	-	-
Adjusted profit excluding exceptional items	**41,343**	**20.5**	**20.3**	41,236	21.1	20.7
Goodwill amortisation	**3,515**	**1.7**	**1.7**	1,752	0.9	0.9
Adjusted profit excluding exceptional items and goodwill amortisation	**44,858**	**22.2**	**22.0**	42,988	22.0	21.6

10. Debtors

	As at 30th June 2004 £'000	restated (see note 2) As at 30th June 2003 £'000	restated (see note 2) As at 31st December 2003 £'000
Amounts falling due within one year			
Insurance debtors	**2,045,425**	2,090,509	1,782,265
Other debtors and prepayments	**66,655**	50,512	76,111
	2,112,080	2,141,021	1,858,376
Amounts falling due after more than one year			
Deferred tax	**5,081**	5,486	5,602
	2,117,161	2,146,507	1,863,978

11. Creditors - amounts falling due within one year

	As at 30th June 2004 £'000	restated (see note 2) As at 30th June 2003 £'000	restated (see note 2) As at 31st December 2003 £'000
Bank and other loans and overdrafts	**22,000**	-	-
Other borrowings	**5,000**	223	5,223
Unsecured loan notes	**4**	263	263
Insurance creditors	**2,270,168**	2,376,718	2,078,026
Obligations under finance leases	**399**	435	444
Proposed dividends	**17,692**	17,020	24,052
Corporation tax	**21,469**	21,701	17,849
Social security and other taxes	**6,446**	5,579	8,018
Other creditors	**51,339**	40,656	93,610
Accruals and deferred income	**36,623**	37,617	37,139
	2,431,140	2,500,212	2,264,624

12. Creditors - amounts falling due after more than one year

	As at 30th June 2004 £'000	restated (see note 2) As at 30th June 2003 £'000	restated (see note 2) As at 31st December 2003 £'000
Obligations under finance leases	**610**	589	658
Other borrowings	-	5,000	-
	610	5,589	658

13. Provision for Liabilities and Charges

	Property related provisions £'000	Pension holiday provisions £'000	Pension mis-selling provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Deferred taxation £'000	Total £'000
At 1st January 2004	**14,709**	**10,377**	**153**	**14,681**	**14,834**	**2,142**	**199**	**57,095**
Prior year adjustment (See note 2 page 11)	-	(10,377)	-	-	-	-	-	(10,377)
At 1st January 2004 as restated	**14,709**	-	**153**	**14,681**	**14,834**	**2,142**	**199**	**46,718**
Exchange movement	(30)	-	-	(46)	(162)	(22)	(236)	(496)
Reclassification to/from current assets and liabilities	-	-	-	(28)	-	-	320	292
Utilised in the year	(1,652)	-	(136)	(6,902)	(6,575)	(29)	-	(15,294)
Transfer from/(to) profit and loss account	572	-	-	938	-	(352)	864	2,022
Notional interest charges	288	-	-	-	-	16	-	304
Acquisitions	-	-	-	-	496	2,300	-	2,796
At 30th June 2004	**13,887**	-	**17**	**8,643**	**8,593**	**4,055**	**1,147**	**36,342**

In accordance with the requirements of Financial Reporting Standard 12 (FRS12) the Group has discounted certain provisions to their present value. The notional interest charge, represents the unwinding of the provision discounting, and has been included as part of "Interest payable and similar charges" within the profit and loss account.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2004

14. Pension Liability

As explained in note 2 on page 11 the Group has adopted Financial Reporting Standard 17 (Retirement Benefits) (FRS17). The Group operates two principal defined benefit pension schemes - the Jardine Lloyd Thompson Pension Scheme in the UK and the JLT (USA) Employee Retirement Plan.

During the period the financial position of both schemes has been updated to reflect the anticipated FRS17 cost for current and past service, the expected return on post employment scheme assets, the interest on post employment plan liabilities and cash contributions made to the schemes.

No interim valuation of either schemes assets or liabilities has been carried out and, accordingly, there are no actuarial gains or losses shown in the Statement of Group Total Recognised Gains and Losses on page 9, the next actuarial valuation will be carried out as at 31st December 2004.

Details of the last actuarial valuations and the assumptions used are disclosed in the audited accounts for the Company for the year ended 31st December 2003.

Pension scheme liabilities are stated net of related deferred tax assets.

	£'000
At 1st January 2004	-
Prior year adjustment (see note 2 page 11)	112,785
At 1st January 2004 as restated	**112,785**
Exchange movement	(66)
Charge to operating profit	6,541
Net charge to interest payable	845
Cash contributions	(58,018)
At 30th June 2004	**62,087**

15. Notes to the Consolidated Cashflow Statement

(a) Net Cash inflow from operating activities

	6 months to 30th June 2004 £'000	restated (see note 2) 6 months to 30th June 2003 £'000
Reconciliation of profit on ordinary activities before taxation to net cash inflow/outflow from operating activities		
Profit on ordinary activities before taxation	**63,801**	64,301
Investment income receivable	**(6,635)**	(8,875)
Interest payable on finance leases	**341**	146
Unwinding of provision discounting	**305**	306
Pension financing charge	**845**	1,873
Depreciation	**4,677**	4,092
ESOP amortisation	**3,354**	2,836
Goodwill amortisation	**3,515**	1,752
Profit on sale of tangible fixed assets	**(59)**	(75)
Share of results of associated undertakings	**(3,353)**	(3,161)
Exceptional items	**801**	-
Decrease in debtors excluding insurance broking balances	**4,247**	5,571
Decrease in creditors excluding insurance broking balances	**(13,121)**	(4,382)
Decrease in provisions for liabilities and charges	**(1,644)**	(3,070)
(Decrease)/increase in pension scheme debt	**(51,478)**	1,162
Net cashflow from operating activities (excluding insurance broking funds)	**5,596**	62,476

15. Notes to the Consolidated Cashflow Statement cont'd

(b) Analysis of changes in financing during period

	Share capital including premium £'000	Loans and Finance lease obligations £'000
Balance at 1st January 2004	**42,517**	**6,588**
Cashflows from financing	735	21,493
Acquisitions or disposals of businesses	-	29
Exchange	-	(97)
Balance at 30th June 2004	**43,252**	**28,013**

(c) Analysis of net funds

	At 1st Jan 2004 £'000	Cashflow £'000	Acquisitions/ Disposals £'000	Exchange Movements £'000	**At 30th June 2004 £'000**
Cash	113,070	(10,257)	3,093	(1,810)	**104,096**
Investments and deposits	387,892	(117,068)	-	-	**270,824**
Loan Notes	(263)	259	-	-	**(4)**
Finance Leases	(1,102)	25	(29)	97	**(1,009)**
Debts due within one year	-	(22,000)	-	-	**(22,000)**
Other borrowings due within one year	(5,223)	223	-	-	**(5,000)**
Other borrowings due after one year	-	-	-	-	**-**
	494,374	(148,818)	3,064	(1,713)	**346,907**

(d) Acquisitions

During the period the following acquisitions and additional investments in existing businesses were completed.

	Cost £'000
RMI Australia Pty Limited	**1,207**
Heath Lambert Aviation - Virginia	**2,021**
Heath Lambert Aviation - Washington	**992**
Additional investments in existing businesses, and other additions, none of which was individually significant	**262**
	4,482

15. Notes to the Consolidated Cashflow Statement cont'd

(d) Acquisition cont'd

	Heath Lambert Aviation				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Fair value acquired £'000	Provisional fair Value reported at 31st December 2003 £'000	Reduction in Fair value £'000
Insurance broking debtors	90,799	(3,450)	87,349	87,349	-
Cash at bank - insurance broking funds	7,482	-	7,482	7,482	-
Insurance broking creditors	(98,281)	-	(98,281)	(98,281)	-
Creditors	-	(150)	(150)	(150)	-
Finance leases	-	(29)	(29)	-	(29)
Provision for liabilities and charges		(2,300)	(2,300)	-	(2,300)
	-	(5,929)	(5,929)	(3,600)	(2,329)

	Heath Lambert Aviation - Virginia		
	Assets at acquisition £'000	Fair value adjustments £'000	Total £'000
Tangible fixed assets	80	-	80
Insurance broking debtors	14,441	-	14,441
Debtors	7	812	819
Cash at bank	12	-	12
Cash at bank - insurance broking funds	2,273	-	2,273
Insurance broking creditors	(16,574)	-	(16,574)
Creditors	(239)	-	(239)
Taxation	-	(325)	(325)
	-	487	487

	Heath Lambert Aviation - Washington		
	Assets at acquisition £'000	Fair value adjustments £'000	Total £'000
Debtors	-	177	177
Taxation	-	(71)	(71)
	-	106	106

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2004

15. Notes to the Consolidated Cashflow Statement cont'd
(d) Acquisition cont'd

Assets and liabilities of businesses acquired - summary

	Heath Lambert Aviation Virginia £'000	Heath Lambert Aviation Washington £'000	Heath Lambert Aviation UK £'000	Other businesses £'000	**2004 £'000**	2003 £'000
Tangible fixed assets	80	-	-	-	**80**	322
Investment in associated undertakings	-	-	-	(175)	**(175)**	-
Insurance broking debtors	14,441	-	-	123	**14,564**	701
Debtors	819	177	-	14	**1,010**	250
Cash at bank	12	-	-	808	**820**	1
Cash at bank - insurance broking funds	2,273	-	-	-	**2,273**	367
Insurance broking creditors	(16,574)	-	-	(180)	**(16,754)**	(514)
Creditors	(239)	-	-	(378)	**(617)**	(307)
Taxation	(325)	(71)	-	(31)	**(427)**	-
Finance Leases	-	-	(29)	-	**(29)**	-
Provision for liabilities and charges	-	-	(2,300)	-	**(2,300)**	(1,090)
Minority interests	-	-	-	(175)	**(175)**	2,038
	487	106	(2,329)	6	**(1,730)**	1,768
Goodwill	1,534	886	2,329	1,463	**6,212**	4,279
Cost of acquisition	2,021	992	-	1,469	**4,482**	6,047

Cost of acquisition comprised						
Cash	2,021	-	-	1,469	**3,490**	5,719
Deferred consideration	-	992	-	-	**992**	328
	2,021	992	-	1,469	**4,482**	6,047

Except as disclosed above all assets and liabilities are stated at their fair value, no adjustment has been made to their book value.

During the period a total amount of £41,025,000 (2003: nil) was paid in respect of deferred consideration arising on acquisitions completed in 2003. The total cash payment made in the period in respect of acquisitions is therefore £44,515,000 (2003: £5,719,000).

16. The interim report will be posted to shareholders by 6th August 2004 and will be available to the public upon request to the Company Secretary at 6 Crutched Friars, London EC3N 2PH